UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

AgroFresh Solutions, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00856G109

(CUSIP Number)

Amy E. Wilson

The Dow Chemical Company

2030 Dow Center

Midland, MI 48674

(989) 636-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2017

(Date of Event which Requires Filing of this Amendment No. 2)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 00856G109

1.	Name of Reporting Person The Dow Chemical Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 20,500,000
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 20,500,000
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 38.2% (1)
14.	Type of Reporting Person (See Instructions): CO

(1)	The percentage set forth in row (13) is based on 50,703,587 outstanding shares of common stock, par value $0.0001 per share, of AgroFresh Solutions, Inc. as of March 2, 2017, as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2016 filed with the Securities and Exchange Commission on March 16, 2017.

SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D filed by the Reporting Person on August 10, 2015, as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed by the Reporting Person on May 12, 2016 (as so amended through Amendment No. 1, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms in this Amendment No. 2 have the meanings set forth in the Schedule 13D for such terms. This Amendment No. 2 amends the Schedule 13D to include the information set forth below.

Item 2.	Identity and Background

(a)    This Schedule 13D is being filed by The Dow Chemical Company (the “Reporting Person”).

The names of the directors and executive officers of the Reporting Person are as set forth on Appendix A attached hereto and are incorporated herein by reference.

(b)    The principal executive offices of the Reporting Person and the business address of each of its executive officers are located at 2030 Dow Center, Midland, MI 48674. The business address of each of the directors of the Reporting Person are as set forth on Appendix A attached hereto and incorporated herein by reference.

(c)    The Reporting Person combines the power of science and technology to passionately innovate what is essential to human progress. The company is driving innovations that extract value from material, polymer, chemical and biological sciences to help address many of the world’s most challenging problems, such as the need for fresh food, safer and more sustainable transportation, clean water, energy efficiency, more durable infrastructure, and increasing agricultural productivity. The Reporting Person’s integrated, market-driven portfolio delivers a broad range of technology-based products and solutions to customers in 175 countries and in high-growth sectors such as packaging, infrastructure, transportation, consumer care, electronics, and agriculture. In 2016, the Reporting Person had annual sales of $48 billion and employed approximately 56,000 people worldwide. The company’s more than 7,000 product families are manufactured at 189 sites in 34 countries across the globe. The company conducts its worldwide operations through global businesses, which are reported in five operating segments: Agricultural Sciences, Consumer Solutions, Infrastructure Solutions, Performance Materials & Chemicals and Performance Plastics.

The present principal occupation or employment and the name, and the principal business address, if other than the Reporting Person, of any corporation or other organization in which such employment is conducted of the directors and executive officers of the Reporting Person are as set forth on Appendix A attached hereto and are incorporated herein by reference.

(f)    The Reporting Person is a Delaware corporation. Except as set forth otherwise on Appendix A, each person identified on Appendix A is a citizen of the United States.

Item 4.	Purpose of Transaction

On July 31, 2015, the Issuer and Reporting Person consummated a business combination (the “Business Combination”) pursuant to the Stock Purchase Agreement, dated April 30, 2015, by and between Boulevard Acquisition Corp. (subsequently renamed AgroFresh Solutions, Inc.) and the Reporting Person (the “Purchase Agreement”) providing for the acquisition by the Issuer of the AgroFresh business from the Reporting Person.

Pursuant to the Purchase Agreement, on July 31, 2015, the Issuer acquired from the Reporting Person all of the issued and outstanding shares of capital stock of AgroFresh Inc. in exchange for $635 million in cash, one share of Series A Preferred Stock and 17,500,000 shares of Common Stock. In addition, in connection with the closing of the Business Combination, the Issuer and the Reporting Person entered into an investor rights agreement, a warrant purchase agreement and a board representation letter agreement, each of which is described in Item 6 below, as well as several other agreements.

On April 4, 2017, in connection with settling various matters involving the Issuer, the Reporting Person and several other persons have entered into a letter agreement, a stock buyback agreement and a termination of warrant purchase agreement, each of which is described in Item 6 below, as well as several other agreements.

The share of Series A Preferred Stock and the shares of Common Stock acquired in connection with the closing of the Business Combination, as well as the warrants to purchase additional shares of common stock of the Issuer are owned by Rohm and Haas Company (“R&H”). R&H is a wholly owned subsidiary of the Reporting Person.

Except as set forth in Item 6 below, the Reporting Person does not have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to adopt such plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer

(a)    As of the date hereof, the Reporting Person beneficially owns 17,500,000 shares of Common Stock, representing 34.5% of the Issuer’s outstanding Common Stock, and 3,000,000 warrants to purchase common stock, each to purchase one share of Common Stock. If the Reporting Person were to exercise its warrants to purchase common stock and no other person exercised warrants to purchase common stock held by that person, the Reporting Person would beneficially own 20,500,000 shares of Common Stock, representing 38.2% of the Issuer’s outstanding Common Stock. The percentage set forth in this Item 5 is based on 50,703,587 outstanding shares of Common Stock as of March 2, 2017, as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2016 filed with the Securities and Exchange Commission on March 16, 2017. To the best of the Reporting Person’s knowledge, none of the persons whose names are listed on Appendix A beneficially owns any shares of Common Stock.

(c)    Neither the Reporting Person nor any of the persons whose names are listed on Appendix A has effected any transactions in shares of Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person’s rights with respect to the shares of Common Stock are subject to the terms and conditions of the Investor Rights Agreement, the Warrant Purchase Agreement, the Board Representation Letter Agreement, the Lock-Up Extension Agreement, the Letter Agreement, the Stock Buyback Agreement and the Termination of Warrant Purchase Agreement. For a complete description of the Investor Rights Agreement, the Warrant Purchase Agreement, the Board Representation Letter Agreement and the Lock-Up Extension Agreement, your attention is directed to each of these documents which have been incorporated by reference as exhibits to the Schedule 13D or to Amendment No. 1 and are incorporated herein by reference. For a complete description of the Letter Agreement, the Stock Buyback Agreement and the Termination of Warrant Purchase Agreement, your attention is directed to each of these documents which have been filed as exhibits to this Amendment No.2 and are incorporated herein by reference. A summary of the relevant portions of the Letter Agreement, the Stock Buyback Agreement and the Termination of Warrant Purchase Agreement are set forth below.

Letter Agreement

On April 4, 2017, the Issuer, the Reporting Person, R&H, the Sponsor and certain other parties entered into a letter agreement (the “Letter Agreement”). Among other matters, the Sponsor agreed, pursuant to the Letter Agreement, to transfer to R&H 3,000,000 private placement warrants and the parties to the Letter Agreement agreed to waive any and all transfer restrictions applicable to such transfer. The parties to the Letter Agreement also agreed to waive any and all restrictions on the transfer of Common Stock and private placement warrants to the extent necessary to permit the Sponsor to distribute or otherwise transfer shares of Common Stock or private placement warrants to any member of the Sponsor.

Stock Buyback Agreement

On April 4, 2017, the Issuer and the Reporting Person entered into a stock buyback agreement (the “Stock Buyback Agreement”). Pursuant to the Stock Buyback Agreement, the Reporting Person has agreed to use its reasonable best efforts to purchase or cause one of its affiliates to purchase from time to time up to 5,070,358 shares of Common Stock in the aggregate by means of, and in accordance with, one or more plans or programs designed to comply with Rules 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934, as amended, subject to any terms, conditions and limitations contained in such plans or programs. The Reporting Person’s obligation to purchase shares of Common Stock under the Stock Buyback Agreement will continue until the 18-month anniversary of when the first such plan or program is adopted, whether or not all 5,070,358 shares of Common Stock have been purchased. As a result, there is no assurance that the Reporting Person or an affiliate will purchase all 5,070,358 shares during this 18-month period.

Termination of Warrant Purchase Agreement

On April 4, 2017, the Issuer, the Reporting Person, R&H and the Sponsor entered into an agreement agreeing to terminate the Warrant Purchase Agreement effective immediately (the “Termination of Warrant Purchase Agreement”). In addition, pursuant to the Termination of Warrant Purchase Agreement, the Sponsor, in good faith consultation with the Reporting Person, shall work with the corporate governance and nominating committee of the board of directors of the Issuer (the “Board”) to identify and recommend to the Board a qualified individual to fill the vacancy on the Board existing immediately following the completion of the 2017 annual meeting of the stockholders of the Issuer.

Item 7.	Material to be filed as Exhibits.

Exhibit 5.	Letter Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K dated April 4, 2017 and filed with the SEC on April 6, 2017 (the “Form 8-K”).

Exhibit 6.	Stock Buyback Agreement (incorporated by reference to Exhibit 10.3 of the Form 8-K).

Exhibit 7.	Termination of Warrant Purchase Agreement (incorporated by reference to Exhibit 10.4 of the Form 8-K).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as April 12, 2017

THE DOW CHEMICAL COMPANY

By:	/s/ Howard I. Ungerleider
Name:	Howard I. Ungerleider
Title:	Vice Chairman and Chief Financial Officer

APPENDIX A

Information Concerning Executive Officers and

Directors of The Dow Chemical Company

The current executive officers and directors of The Dow Chemical Company are listed below. Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions within The Dow Chemical Company. In addition, unless otherwise indicated, the business address for each individual is c/o The Dow Chemical Company, 2030 Dow Center, Midland, Michigan 48674.

Executive Officer Name	Position with The Dow Chemical Company
Ronald C. Edmonds	Controller and Vice President of Controllers and Tax

James R. Fitterling	President and Chief Operating Officer

Heinz Haller*	Executive Vice President and President of Dow Europe, Middle East, Africa and India

Joe E. Harlan	Vice Chairman and Chief Commercial Officer

Peter Holicki*	Senior Vice President, Operations, Manufacturing & Engineering, Environment, Health & Safety Operations, and Emergency Services & Security

Charles J. Kalil	General Counsel and Executive Vice President

Andrew N. Liveris*	Chairman and Chief Executive Officer

Johanna Söderström*	Corporate Vice President, Human Resources and Aviation, and Chief Human Resource Officer

A. N. Sreeram	Senior Vice President, Research & Development, and Chief Technology Officer

Howard I. Ungerleider	Vice Chairman and Chief Financial Officer

*	Heinz Haller is a citizen of Switzerland; Peter Holicki is a citizen of Germany; Andrew N. Liveris is a citizen of Australia; Johanna Söderström is a citizen of Finland.

Director Name	Present Principal Occupation and Business Address
Ajay Banga	President and Chief Executive Officer Mastercard Incorporated 2000 Purchase Street Purchase, New York 10577 (technology company in the global payments industry)

Jacqueline K. Barton	Professor of Chemistry & Chair, Division of Chemistry and Chemical Engineering California Institute of Technology 1200 East California Boulevard Pasadena, California 91125

James A. Bell	Former Executive Vice President, Corporate President and Chief Financial Officer The Boeing Company

Richard K. Davis	Chairman and Chief Executive Officer U.S. Bancorp 800 Nicollet Mall Minneapolis, Minnesota 55402 (financial services holding company)

Director Name	Present Principal Occupation and Business Address
Jeff M. Fettig	Chairman and Chief Executive Officer Whirlpool Corporation 2000 North M63 Benton Harbor, Michigan 49022 (manufacturer of home appliances)

Andrew N. Liveris	Chairman and Chief Executive Officer of The Dow Chemical Company

Mark Loughridge	Former Chief Financial Officer International Business Machines Corporation

Raymond J. Milchovich	Former Chairman and Chief Executive Officer of Foster Wheeler AG

Robert S. Miller	President and Chief Executive Officer International Automotive Components 28333 Telegraph Road Southfield, Michigan 48034 (provider of automotive interiors technology)

Paul Polman**	Chief Executive Officer Unilever PLC and Unilever N.V. 100 Victoria Embankment London EC4Y 0DY United Kingdom (provider of nutrition, hygiene and personal care products)

Dennis H. Reilley	Non-Executive Chairman Marathon Oil Corporation 5555 San Felipe Street Houston, Texas 77056 (oil and natural gas exploration and production company)

James M. Ringler	Chairman Teradata Corporation 10000 Innovation Drive Dayton, Ohio 45342 (provider of database software, data warehousing and analytics)

Ruth G. Shaw	Former Group Executive, Public Policy and President Duke Nuclear

**	Paul Polman is a citizen of the Netherlands.